Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On May 9, 2019, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's financial results for the quarter ended March 31, 2019. The conference call contained information regarding GBDC's proposed acquisition of Golub Capital Investment Corporation ("GCIC"). The following are excerpts from the transcript of GBDC's May 9, 2019 conference call discussing GBDC's proposed acquisition of GCIC.

DAVID GOLUB: We remain very excited about the pending merger with GCIC. To refresh your recollection, we discussed on our September 30, 2018 earnings call seven reasons that we think the merger with GCIC is compelling for GBDC. I'd like to just briefly reiterate those points today for new listeners.
First is the transaction would be immediately accretive to GBDC's net assets -- net asset value per share. Based on GBDC's NAV per share as of March 31 and GCIC's estimated NAV per share of $15 as of March 31, the accretion to GBDC's NAV would be approximately 4.5%. That's up a bit from where we described as of September 30, 2018 due to the growth in the size of GCIC and we anticipate that the level of accretion could increase a bit more as GCIC is expected to continue to grow between now and when the merger closes. The second point, because the transaction would be accretive to GBDC's NAV per share, the transaction offers the potential for additional value creation assuming GBDC continues to trade at the approximately 15% premium to NAV that GBDC's been trading on average over the last three years.

Third point, the combination of GBDC and GCIC would create the fourth largest externally managed, publicly traded BDC by assets [as of March 31, 2019], that has advantages in terms of scale. One of those advantages is the fourth point, which is the increased market cap can be anticipated to provide improved trading liquidity, broader research analyst coverage and other benefits. Fifth point, due to the overlap in the portfolios between the two companies, we expect the portfolio of the combined company to look a lot like standalone GBDC’s. Sixth, we expect the combined company to have better access to the securitization market than either company on its own, giving the combined company greater opportunities to optimize debt capital. And finally, seventh, we expect some operational synergies from eliminating redundant expenses.

In short, we think the combined GBDC-GCIC maintains all the elements that have made GBDC successful and gives it a number of additional advantages. We think the increased scale of the combined company will deliver, among other benefits, incremental earnings power, and GBDC's board previously announced its intention to increase GBDC's quarterly dividend to $0.33 per share after the closing of the merger, provided that the board reserves the right to revisit this intention if market conditions or GBDC's prospects meaningfully change. So where does the merger process stand? The short answer is we're making progress. You'll recall that GBDC and GCIC filed their preliminary joint proxy statement with the SEC on December 21, 2018, just prior to the government shutdown. The shutdown delayed the SEC review process, but I'm pleased to report we're now in discussions with the SEC, we're responding to SEC feedback and we're hopeful that we can finalize the proxy in the coming weeks.

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CHRISTOPHER TESTA: David, you had mentioned obviously that the merger is looking to be accretive -- excuse me, deleveraging, which I also expect as well. Could you give us an idea on how deleveraging you expect it to be? And I know it's based on a lot of factors; you guys are paying down some of the securitizations and you might very well just pay off a credit facility, I'm just wondering if you could provide a target range on how deleveraging you think it'll be?
DAVID GOLUB: Sure. So just first to respond to one element of your question. We're not currently planning on paying down any debt facilities or any securitizations in connection with the merger. We do think there are opportunities to continue to improve the debt structure of the combined company given its scale post-merger. But there is no immediate plan to pay off existing facilities. The reason that the transaction will be -- is that I expect the transaction would be deleveraging is that if you look at GCIC today, it operates at a lower debt-to-equity ratio than GBDC does. Its ratio has been running more in the 0.85 kind of range. So, given that GCIC is expected at the time of the merger to be a bit bigger than GBDC, you can do the math and look at the combination of those two debt-to-equity ratios and average them and you come out, if you were looking at it today, at slightly under 1 times.
CHRISTOPHER TESTA: Okay, that's helpful. I was just referring to like the 2014 securitization has been just paid down a little bit. So, I didn't know if the plan was to pay that off entirely upon the completion of the merger, but that cleared that up as well. And kind of sticking with that David, obviously the larger balance sheet is going to afford you the ability to do a new securitization that could be pretty sizable. Is this something that you guys would initially be looking to do right after the merger or do you think that's going to take some time before you're able to put that together, maybe at least a few quarters?
DAVID GOLUB: Well, I think our goal post-merger will be to have the right-hand side of the balance sheet consist of not one, but several different securitizations. We want the securitizations to have different reinvestment period end dates and to be with different counterparties, all in an effort to diversify risk. So we'll be looking to sculpt the right-hand side of the balance sheet over time to likely include one or two bank facilities and perhaps as many as four securitizations and the exact timing of when we're going to do those is going to depend on market conditions.
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ROBERT DODD: A couple of questions. First, a somewhat technical one about the merger. You mentioned you're working with the SEC and you hope you get the proxy effective in a few weeks. Can you remind us what's the minimum timeframe between an effective proxy and actually holding the shareholder vote? Is 30 days the minimum or is that -- is there some longer period you have to wait?
DAVID GOLUB: To be honest, I don't remember the minimum that's required. But I think a reasonable expectation is that, it's going to be between 30 and 60 days after the mailing of the proxy that we’d have a vote.
Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.